SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2012

G. WILLI-FOOD INTERNATIONAL LTD.
(Translation of registrant's name into English)

4 Nahal Harif St., Yavne, Israel 81106
(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F ☒ FORM 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES ☐ NO ☒

If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Attached hereto and incorporated by reference herein is a press release issued by G. Willi-Food International Ltd. on November 28, 2012.

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the Registrant.

SIGNATURES

In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. WILLI-FOOD INTERNATIONAL LTD.

Dated: November 28, 2012	By:	/s/ Raviv Segal
Name: Raviv Segal
Title: Chief Financial Officer

FOR IMMEDIATE RELEASE

G. WILLI-FOOD REPORTS Q3 2012 NET INCOME UP 179% FROM Q3 2011

YAVNE, Israel – November 28, 2012 -- G. Willi-Food International Ltd. (NASDAQ: WILC) (the “Company” or “Willi-Food”), a global company specializing in the development, marketing and international distribution of kosher foods, today announced its unaudited financial results for the third quarter and the nine-months ended September 30, 2012.

Third Quarter Fiscal 2012 Highlights

•	Sales increased 8.0% from third quarter of 2011 to NIS 70.1 million (US$ 17.9 million)
•	Gross profit increased 5.4% from third quarter of 2011 to NIS 16.3 million (US$ 4.2 million), or 23.2% of sales
•	Operating income increased 34.7% from third quarter of 2011 to NIS 5.7 million (US$ 1.5 million), or 8.1% of sales
•	Net income increased 179.1% from third quarter of 2011 to NIS 6.3 million (US$ 1.6 million), or 9.0% of sales
•	Cash and securities balance of NIS 216.1 million (US$ 55.2 million) as of September 30, 2012

Willi-Food’s operating divisions include Willi-Food, a distributor of a broad variety of kosher foods, and its wholly-owned Gold Frost, a designer, developer and distributor of branded kosher dairy food products.

Third Quarter Fiscal 2012 Summary

Sales for the third quarter of 2012 increased by 8.0% to NIS 70.1 million (US$ 17.9 million) from NIS 64.9 million (US$ 16.6 million) recorded in the third quarter of 2011. The increase in sales in the third quarter of 2012 was mostly driven by the introduction of new products in the third quarter and the increased awareness of the Company's new products following increased sales activities initiated during the past year.

Gross profit for the third quarter of 2012 increased by 5.4% to NIS 16.3 million (US$ 4.2 million) compared to NIS 15.4 million (US$ 3.9 million) recorded in the third quarter of 2011. Third quarter gross margin was 23.2% compared to gross margin of 23.8% for the same period in 2011. The decrease in gross margins was primarily due to the continued pressure from our customers to reduce prices as a result of the ongoing national protest against the cost of food products.

Willi-Food’s operating income for the third quarter of 2012 increased by 34.7% to NIS 5.7 million (US$ 1.5 million) compared to NIS 4.2 million (US$ 1.1 million) recorded in the third quarter of 2011. Selling expenses decreased by 7.3% from the comparable quarter of 2011, primarily due to a decrease in vehicles and transport expenses. Selling expenses as a percentage of sales decreased in the third quarter of 2012 to 9.7% compared to 11.3% in the third quarter of 2011. General and administrative expenses increased by 1.3% from the comparable quarter of 2011, primarily due to an increase in management profit-related bonuses. General and administrative expenses as a percentage of sales decreased in the third quarter of 2012 to 5.5% from 5.9% in the third quarter of 2011.

Willi-Food’s income before taxes for the third quarter of 2012 increased by 125.4% to NIS 8.1 million (US$ 2.1 million) compared to NIS 3.6 million (US$ 0.9 million) recorded in the third quarter of 2011. Willi-Food’s profit from continuing operations for the third quarter of 2012 increased by 157.5% to NIS 6.3 million (US$ 1.6 million) from NIS 2.4 million (US$ 0.6 million) recorded in the third quarter of 2011.

Willi-Food's net income in the third quarter of 2012 increased by 179.1% to NIS 6.3 million (US$ 1.6 million) from NIS 2.3 million (US$ 0.6 million) recorded in the third quarter of 2011. Willi-Food's net income attributed to the owners of the Company in the third quarter of 2012 increased by 168.2% to NIS 6.3 million (US$ 1.6 million), or NIS 0.49 (US$ 0.13) per share, compared to NIS 2.3 million (US$ 0.6 million), or NIS 0.17 (US$ 0.04) per share, recorded in the third quarter of 2011.

Willi-Food generated NIS 12.6 million (US$ 3.2 million), or NIS 0.97 (US$ 0.25) per share from continuing operating activities in the third quarter of 2012.

Willi-Food ended the third quarter of 2012 with NIS 216.1 million (US$ 55.2 million) in cash and securities and with no short-term debt. Willi-Food's shareholders' equity at the end of September 2012 was NIS 324.9 million (US$ 83.0 million).

Nine-Month Results

Willi-Food’s sales for the nine-month period ending September 30, 2012 increased by 2.3% to NIS 210.1 million (US$ 53.7 million) compared to sales of NIS 205.4 million (US$ 52.5 million) in the first nine-month of 2011. Gross profit for the period decreased by 10.9% to NIS 48.5 million (US$ 12.4 million) compared to gross profit of NIS 54.4 million (US$ 13.9 million) for the nine-month period in 2011. First nine-month gross margins in 2012 were 23.1% compared to gross margins of 26.5% in the same period of 2011.

Operating income for the first nine months of 2012 decreased by 24.8% to NIS 16.0 million (US$ 4.1 million) from NIS 21.2 million (US$ 5.4 million) reported in the comparable period of last year.  Income before taxes for the first nine months of 2012 increased by 0.9% to NIS 20.1 million (US$ 5.1 million) compared to NIS 19.9 million (US$ 5.1 million) recorded in the first nine months of 2011. Net income for the first nine months of 2012 decreased by 3.2% to NIS 15.2 million (US$ 3.9 million) from NIS 15.7 million (US$ 4.0 million) in the first nine months of 2011. Net income attributable to the owners of the Company for the first nine months of 2012 decreased by 0.9% to NIS 15.2 million (US$ 3.9 million), or NIS 1.17 (US$ 0.30) per share compared to net income attributable to the owners of the Company for the first nine months of 2011 of NIS 15.4 million (US$ 3.9 million), or NIS 1.13 (US$ 0.29) per share.

Business Outlook

Mr. Zwi Williger, Chairman of Willi-Food commented, “We are pleased with our overall performance and our third quarter 2012 results, especially in the current challenging environment of increased competition resulting from customer demand to reduce prices despite the global inflation in the purchase prices of food commodities . We grew sales and gross profits while controlling SG&A expense growth. Third quarter operating income increased by nearly 35% and net income increased by nearly 180%, despite pressure imposed on the Company by the supermarket chains to reduce prices and despite the well-known pressures in commodity costs inflicted worldwide. Throughout 2011 and 2012 we have introduced great-tasting, higher margin food products developed together with our suppliers. We implemented our plan to increase the awareness to our newly added products, by initiating promotion and hard sale activities that we believe created broad awareness to our new and old products and broaden our customer base. This plan has helped us achieve our goals to strengthen our position in the market, due to our broad range of quality food products."

Mr. Williger concluded, “Looking forward, we are confident that we can deliver sales and profit growth in the fourth quarter of 2012 and in 2013 compared to the comparable periods.  The fourth quarter of 2012 is off to a good start, and we believe that the positive momentum will continue in recently introduced products, and that several new product line introductions can further boost sales. We are understandably cautious regarding ongoing global commodity price inflationand the impact of the ongoing national protest against the cost of food products, but we believe we are well-positioned to limit any impacts. We will sustain our flexible purchasing strategyand are highly focused on reducing production costs and SG&A expenses. We continue to look for opportunities to create additional value for our shareholders.”

Conference Call

The Company will host a conference call to discuss results on Wednesday, November 28, 2012 at 10:00 AM Eastern time. Interested parties may participate in the conference call by dialing 1-877-941-2068 (US), or 1-480-629-9712 (International), approximately 10 minutes prior to the scheduled start time. Interested parties can also listen via a live Internet webcast, which will be available on the day of the call through the following link:

 http://public.viavid.com/index.php?id=102717

A replay of the conference call will be available for 14 days from 1:00 PM EST on November 28, 2012 through 11:59 PM EST on December 12, 2012 by dialing 1-877-870-5176 (US), or 1-858-384-5517 (International), access code 4577670.  In addition, a recording of the call will be available via the following link for one year:

http://public.viavid.com/reports/eventparticipantreporttab.php?id=o5akppie

NOTE A: Convenience Translation to Dollars
The convenience translation of New Israeli Shekels (NIS) into U.S. dollars was made at the rate of exchange prevailing on September 30, 2012, U.S. $1.00 equals NIS 3.912. The translation was made solely for the convenience of the reader.

NOTE B: IFRS
The Company’s consolidated financial results for the three-month and nine-month ended September 30, 2012 are presented in accordance with International Financial Reporting Standards (“IFRS”).

NOTE C: Discontinued Operations
Discontinued operations are measured and presented in accordance with the provisions of IFRS 5 "Non-current Assets Held for Sale and Discontinued Operations". The results of discontinued operations are presented in the income statement in a separate item below income from continuing operations.

ABOUT G. WILLI-FOOD INTERNATIONAL LTD.

G. Willi-Food International Ltd. (http://www.willi-food.com) is an Israeli-based company specializing in high-quality, great-tasting kosher food products. Willi-Food is engaged directly and through its subsidiaries in the design, import, marketing and distribution of over 600 food products worldwide. As one of Israel's leading food importers, Willi-Food markets and sells its food products to over 1,500 customers in Israel and around the world including large retail and private supermarket chains, wholesalers and institutional consumers. The company's operating divisions include Willi-Food in Israel and Gold Frost, a wholly owned subsidiary who designs, develops and distributes branded kosher, dairy-food products.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products and expected sales, operating results, and earnings. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. These risks and other factors include but are not limited to: monetary risks including changes in marketable securities or changes in currency exchange rates- especially the NIS/U.S. Dollar exchange rate, payment default by any of our major clients, the loss of one of more of our key personnel, changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products, termination of arrangements with our suppliers, in particular Arla Foods, loss of one or more of our principal clients, increase or decrease in global purchase prices of food products, increasing levels of competition in Israel and other markets in which we do business, changes in economic conditions in Israel, including in particular economic conditions in the Company's core markets, our inability to accurately predict consumption of our products, our inability to successfully integrate our recent acquisitions, insurance coverage not sufficient enough to cover losses of product liability claims and risks associated with product liability claims. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2011, filed with the Securities and Exchange Commission on April 30, 2012 and its amendment, filed with the Securities and Exchange Commission on August 30, 2012. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

{FINANCIAL TABLES TO FOLLOW}

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,	September 30,	December 31,
	2 0 1 2	2 0 1 1	2 0 1 2	2 0 1 1
	NIS		US dollars (*)
	(in thousands)
ASSETS
Current assets
Cash and cash equivalents	65,558	34,661	16,758	8,860
Financial assets carried at fair value through profit or loss	150,546	163,430	38,483	41,777
Trade receivables	63,767	57,628	16,300	14,731
Other receivables and prepaid expenses	6,175	15,720	1,578	4,018
Inventories	28,265	32,613	7,225	8,337
Total current assets	314,311	304,052	80,344	77,723

Non-current assets
Property, plant and equipment	62,056	61,401	15,863	15,696
Less -Accumulated depreciation	20,756	18,856	5,306	4,820
	41,300	42,545	10,557	10,876

Prepaid expenses	117	117	31	31
Goodwill	36	36	9	9
Deferred taxes	1,130	933	289	238
Total non-current assets	42,583	43,631	10,886	11,154
	356,894	347,683	91,230	88,877
EQUITY AND LIABILITIES
Current liabilities
Trade payables	24,527	25,683	6,270	6,565
Employees Benefits	1,602	1,613	410	412
Accruals	833	1,164	213	298
Current tax liabilities	95	3,837	24	981
Other payables and accrued expenses	4,535	4,551	1,159	1,163
Total current liabilities	31,592	36,848	8,076	9,419

Non-current liabilities
Retirement benefit obligation	447	518	114	132
Total non-current liabilities	447	518	114	132

Shareholders' equity
Share capital NIS 0.10 par value
(authorized - 50,000,000 shares, issued
and outstanding – 12,974,245 shares at September 30, 2012; 13,020,360 shares at December 31, 2011)	1,444	1,444	369	369
Additional paid in capital	129,875	129,809	33,199	33,182
Capital fund	247	247	63	63
Foreign currency translation reserve	541	587	138	152
Retained earnings	203,591	188,371	52,043	48,152
Treasury shares	(10,843)	(10,141)	(2,772)	(2,592)
	324,855	310,317	83,040	79,326

	356,894	347,683	91,230	88,877

(*)           Convenience translation into U.S. dollars

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Nine-months	Three months			Nine-months
	ended September 30,				ended September 30,
	2 0 1 2	2 0 1 1	2 0 1 2	2 0 1 1	2 0 1 2	2 0 1 1
	NIS				US dollars (*)
	In thousands (except per share and share data)

Sales	210,111	205,433	70,127	64,905	53,709	52,514
Cost of sales	161,640	51,0291	53,876	49,486	41,319	38,607

Gross profit	48,471	54,404	16,251	15,419	12,390	13,907

Selling expenses	20,684	20,331	6,801	7,338	5,287	5,197
General and administrative expenses	11,991	13,053	3,882	3,834	3,065	3,337
Other income	(160)	(186)	(113)	29	(41)	(48)

Total operating expenses	32,515	33,198	10,570	11,201	8,311	8,486

Operating income	15,956	21,206	5,681	4,218	4,079	5,421

Financial income	4,432	(940)	2,698	(580)	1,133	(240)
Financial expense	293	350	238	26	75	90
Total financial income (expenses)	4,139	(1,290)	2,460	(606)	1,058	(330)

Income before taxes on income	20,095	19,916	8,141	3,612	5,137	5,091
Taxes on income	4,875	4,931	1,848	1,168	1,246	1,260

Income from continuing operations	15,220	14,985	6,293	2,444	3,891	3,831
Income from discontinued operations	-	743	-	(189)	-	190

Net income	15,220	15,728	6,293	2,255	3,891	4,021

Owners of the Company	15,220	15,363	6,293	2,346	3,891	3,928
Non-controlling interest	-	365	-	(91)	-	93
Net income	15,220	15,728	6,293	2,255	3,891	4,021

Earnings per share data:
Earnings per share:
Basic from continuing operations	1.17	1.10	0.49	0.18	0.30	0.28
Basic from discontinued operations	-	0.03	-	(0.01)	-	0.01
Basic	1.17	1.13	0.49	0.17	0.30	0.29
Diluted from continuing operations	1.17	1.10	0.49	0.18	0.30	0.28
Diluted from discontinued operations	-	0.03	-	(0.01)	-	0.01
Diluted	1.17	1.13	0.49	0.17	0.30	0.29

Shares used in computing basic and diluted earnings per ordinary share:	12,978,723	13,573,679	12,974,245	13,573,679	12,978,723	13,573,679

(*)	Convenience translation into U.S. dollars

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine-months		Three months		Nine-months
	ended September 30,				ended September 30,
	2 0 1 2	2 0 1 1	2 0 1 2	2 0 1 1	2 0 1 2	2 0 1 1
	NIS				US dollars (*)
	(in thousands)
CASH FLOWS - OPERATING ACTIVITIES
Profit from continuing operations	15,220	14,985	6,293	2,444	3,891	3,831
Adjustments to reconcile net income to net cash provided by operating activities:	(8,889)	2,469	6,303	5,054	(2,272)	631
Net cash from continuing operating activities	6,331	17,454	12,596	7,498	1,619	4,462
Net cash from discontinued operating activities	-	2,345	-	2,093	-	599
CASH FLOWS - INVESTING ACTIVITIES
Long term deposit, net	-	(47)	-	3	-	(12)
Acquisition of property plant and equipment	(1,247)	(456)	(1,048)	(101)	(319)	(117)
Proceeds from sale of property plant and Equipment	698	216	656	2	178	55
Proceeds from disposal of subsidiary	13,500	-	-	-	3,451	-
Proceeds from (used in) purchase of marketable securities, net	12,317	(106,949)	(19,450)	(48,347)	3,149	(27,339)
Net cash from (used in) continuing investing activities	25,268	(107,236)	(19,842)	(48,443)	6,459	(27,413)
Net cash used in discontinued investing activities	-	(1,787)	-	(518)	-	(457)

CASH FLOWS - FINANCING ACTIVITIES
Investment used in treasury stocks	(702)	-	-	-	(180)	-
Net cash used in continuing financing activities	(702)	-	-	-	(180)	-
Net cash from (used in) discontinued financing activities	-	459	-	(1,445)	-	118
Increase (decrease) in cash and cash equivalents	30,897	(88,765)	(7,246)	(40,815)	7,898	(22,691)
Cash and cash equivalents at the beginning of the financial period	34,661	113,631	72,804	65,681	8,860	29,047

Cash and cash equivalents of the end of the financial period	65,558	24,866	65,558	24,866	16,758	6,356

 (*)           Convenience Translation into U.S. Dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
APPENDIX TO CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine-months		Three months		Nine-months
	Ended September 30,				Ended September 30,
	2 0 1 2	2 0 1 1	2 0 1 2	2 0 1 1	2 0 1 2	2 0 1 1
	NIS				US dollars (*)
	(in thousands)

Adjustments to reconcile net income to net cash from operating activities

Depreciation and amortization	1,894	2,376	(77)	789	484	607
Deferred income taxes	(197)	(1,259)	55	(140)	(49)	(322)
Capital Gain (Loss) on disposal of property plant and equipment	(100)	(187)	(40)	27	(26)	(48)
Unrealized Gain (loss) on marketable securities	567	5,482	(161)	2,188	145	1,401
Stock based compensation reserve	66	-	19	-	17	-
Employees benefit, net	(71)	(5)	18	(5)	(18)	(1)

Changes in assets and liabilities:
Decrease (Increase) in trade receivables and other receivables	(10,140)	1,326	1,058	4,242	(2,592)	339
Decrease (Increase) in inventories	4,348	(5,957)	4,716	(1,651)	1,111	(1,523)
Increase (Decrease) in payables and other current liabilities	(5,256)	693	715	(396)	(1,344)	178
	(8,889)	2,469	6,303	5,054	(2,272)	631

(*)           Convenience Translation into U.S. Dollars.

This information is intended to be reviewed in conjunction with the Company’s filings with the Securities and Exchange Commission.

Company Contact:

G. Willi Food International Ltd.
Raviv Segal, CFO
 (+972) 8-932-1000
raviv@willi-food.co.il

###

SOURCE: G. Willi-Food International Ltd.